UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2 Foivis Street,
Glyfada 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Form 6-K is a Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Dynagas LNG Partners LP (the “Partnership”) as of and for the nine months ended September 30, 2014 and 2013.
FORWARD-LOOKING STATEMENTS

This Form 6-K, and the documents to which the Partnership refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership’s opinion, may constitute forward-looking statements.  Statements containing words such as “expect,” “anticipate,” “believe,” “estimate,” “likely” or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership, are intended to identify forward-looking statements.  Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on the Partnership.  Such forward-looking statements are not guarantees of future events.  Actual results may differ, even materially, from those contemplated by the forward-looking statements due to, among others, the following factors:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on our common units or any increases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor’s relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from acquisitions;
•	our ability to purchase vessels from our Sponsor in the future, including the Optional Vessels;
•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this prospectus and from time to time in our periodic reports.

Except as required by law, the Partnership undertakes no obligation to update any forward-looking statement, except as otherwise required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: December 1, 2014	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Dynagas LNG Partners LP  for the nine month periods ended September 30, 2014 and 2013. Unless otherwise specified herein, references to the “Partnership”, “we” or “our” shall include Dynagas LNG Partners LP and its wholly owned subsidiaries and references to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from the actual numbers in our books and records. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2014. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Overview
We are a growth-oriented limited partnership focused on owning and operating liquefied natural gas (“LNG”) carriers. Our Sponsor entered the LNG sector in 2004 by ordering the construction of three LNG carriers, the Clean Energy, Ob River and the Clean Force, from Hyundai Heavy Industries Co. Ltd. or HHI, one of the world’s leading shipbuilders of LNG carriers. On October 29, 2013, we acquired from our Sponsor these three LNG carriers, which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units.
In November 2013, we successfully completed our underwritten initial public offering of 8,250,000 common units offered together with 4,250,000 common units offered by our Sponsor at a public offering price of $18.00 per common unit. On December 5, 2013, our Sponsor offered an additional 1,875,000 common units in connection with the underwriters’ full exercise of their over-allotment option.
On June 11, 2014, we completed an underwritten follow on public offering of 4,800,000 common units at $22.79 per common unit and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common unit at the same public offering price. The net proceeds of this offering were used to finance a portion of the purchase price of the Arctic Aurora, discussed below. As of November 24, 2014, our Sponsor beneficially owns 44.0% of the equity interests in us, including the 0.1% General Partner interest. Our common units trade on the NASDAQ under the symbol “DLNG.”
In connection with the closing of our IPO, we entered into the following agreements: (i) a $30.0 million revolving credit facility with our Sponsor to be used for general partnership purposes, (ii) a $262.1 million Senior Secured Revolving Credit Facility (the “2013 Credit Facility”) and (iii) an Omnibus Agreement with our Sponsor and our General Partner that provided us at that time with the right to purchase up to seven LNG carrier vessels from the Sponsor (the "Optional Vessels") within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement.
On April 17, 2014 and September 22, 2014, we exercised the rights granted to us under the Omnibus Agreement and following the execution of definitive documentation, on June 23, 2014 and September 25, 2014, respectively, we completed the acquisition of 100% of the ownership interests in the entities that own two of the seven Optional Vessels, the Arctic Aurora and the Yenisei River, for an aggregate consideration of $492.5 million. In connection with the respective acquisitions, we entered into: (i) a $340.0 Million Senior Secured Revolving Credit Facility (the “2014 Credit Facility”) dated June 19, 2014 with an affiliate of Credit Suisse, to refinance all of our outstanding indebtedness at that time under our previous 2013 Credit Facility and to fund the balance of the purchase price for the Arctic Aurora and the related charter and (ii) a $250.0 aggregate principal amount Senior Unsecured Notes offering due October 2019 (the “Notes”) concluded on September 15, 2014, the net proceeds of which were used to finance, along with cash on hand, the purchase price of the Yenisei River and the related charter. Please also see below “—Liquidity and Capital Resources” section.  We plan to make further vessel acquisitions from our Sponsor and from third parties.

Our Fleet

As of November 24, 2014, after the completion of the respective acquisitions from our Sponsor, our fleet consisted of five LNG carriers (the “Fleet”) with an average age of 4.9 years. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates. The contracted revenue backlog of our Fleet as of November 24, 2014 was approximately $705.2 million with an average remaining contract duration of 5.3 years. The contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking and other factors that result in lower revenues than our average contract backlog per day.

Our Fleet is managed by our Manager, Dynagas Ltd. (“Dynagas”), a company beneficially owned by our Chairman, Mr. George Prokopiou. Dynagas is responsible for providing our Fleet with commercial, commercial and administrative management support, pursuant to five identical eight year term management agreements between Dynagas and each of our wholly owned vessel owning subsidiaries.

The following table sets forth additional information about our Fleet as of November 24, 2014:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State
Clean Energy	HHI	2007	149,700	No	Marshall Islands
Ob River	HHI	2007	149,700	Yes	Marshall Islands
Clean Force	HHI	2008	149,700	Yes	Marshall Islands
Arctic Aurora	HHI	2013	155,000	Yes	Malta
Yenisei River	HHI	2013	155,000	Yes	Marshall Islands
Total capacity(cbm):			759,100

*	“HHI” refers to Hyundai Heavy Industries Co. Ltd., the shipyard where the LNG carriers in our Fleet were built.

We have secured multi-year fixed rate time charter contracts for the five LNG carriers in our Fleet. The following table summarizes our current time charters for the vessels in our Fleet and the expirations and extension options, as of November 24, 2014:

Vessel Name	Charterer	Contract Backlog (in millions)		Charter Commencement Date	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group		$74.1	February 2012	April 2017	August 2020(1)
Ob River	Gazprom		$88.7	September 2012	September 2017	May 2018(2)
Clean Force	BG Group Gazprom	$ $	13.6 311.1	October 2010 Expected July 2015	June 2015 June 2028	July 2015(3) August 2028(4)
Arctic Aurora	Statoil		$103.4	August 2013	July 2018	Renewal Options(5)
Yenisei River	Gazprom		$114.3	July 2013	July 2018	August 2018

(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)	In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015. On April 17, 2014, we entered into a new 13-year time-charter contract with Gazprom. The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.
(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of November 24, 2014, assuming the earliest redelivery dates possible under our charters and 365 revenue days per annum per ship and assuming charterers do not exercise any options to extend the time charters of the Clean Force, the Clean Energy, the Ob River and the Arctic Aurora.

	2014	2015	2016	2017
No. of Vessels whose contracts expire(1)	—	—	—	2
Contracted Time Charter Revenues (in millions of U.S. Dollars)(1)	$14.7	$145.6	$146.7	$115.8
Contracted Days	185	1,825	1,825	1,463
Available Days	185	1,825	1,825	1,781	(2)
Contracted/Available Days	100%	100%	100%	82%
(1)	Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our LNG carrier charters, (c) no exercise of any option to extend the terms of those charters except for the option regarding the Clean Force exercised on January 2, 2013 and (d) taking into account the Clean Force charter with Gazprom dated April 17, 2014.
(2)	Reflects 22 scheduled drydocking days for each of the Clean Energy and the Ob River in 2017.

Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. For these reasons, the contracted charter revenue information presented is an estimate and should not be relied upon as being necessarily indicative of future results. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Recent Developments

For information relating to our recent developments, please see Note 11 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Operating results
Selected Information

The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data.
Selected Historical Financial Data and Other Operating Information	Nine Months Ended September 30,
	2014	2013
STATEMENTS OF INCOME DATA: (U.S. dollars in thousands, except for unit and per unit data)
Voyage revenues	$70,713	$64,002
Voyage expenses (1)	(1,544)	(1,238)
Vessel operating expenses	(11,228)	(9,062)
General and administrative expenses	(1,388)	(106)
Management fees-related party	(2,382)	(2,048)
Depreciation	(11,721)	(10,156)
Operating income	$42,450	$41,392
Interest income	159	-
Interest and finance costs	(7,530)	(6,799)
Other, net	162	13
Net Income	$35,241	$34,606
Common unitholders’ interest in Net Income	$19,490	$10,716
Subordinated unitholders’ interest in Net Income	$15,716	$23,842
General Partner’s interest in Net Income	$35	$48
Earnings per unit (basic and diluted):
Common Units (basic and diluted)	$1.14	$1.59
Subordinated Units (basic and diluted)	$1.05	$1.59
General Partner Units (basic and diluted):	$1.10	$1.59
Weighted average number of units outstanding (basic and diluted):
Common units	17,108,077	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	32,125	30,000

Selected Historical Financial Data and Other Operating Information	Nine Months Ended September 30,
	2014	2013
CASH FLOW DATA:
Net cash provided by operating activities	$55,836	$36,394
Net cash used in investing activities	(404,448)	-
Net cash provided by/(used in) financing activities	$353,995	$(25,732)
FLEET DATA:
Number of vessels at the end of period	5	3
Average number of vessels in operation in period (2)	3.4	3.0
Average age of vessels in operation at end of period (years)	4.9	6.2
Available days (3)	924	819
Fleet utilization (4)	100%	100%

OTHER FINANCIAL DATA:
Cash Distributions per unit (5)	$1.12	$-
Time Charter Equivalent (in U.S. dollars) (6)	$74,858	$76,635
Adjusted EBITDA (7)	$56,054	$47,220

	September 30, 2014	December 31, 2013
BALANCE SHEET DATA, at end of period:
Total current assets	$12,888	$7,606
Vessels, net	845,984	453,175
Total assets	$892,906	$488,735
Total current liabilities	35,089	14,903
Total long-term debt, including current portion	580,000	214,085
Total partners’ equity	$296,232	$257,699

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.
(2)
Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)
Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.

(4)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons other than scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.

(5)
Corresponds to a quarterly distribution of $0.365 per unit for the first and second quarters of 2014 and an increased quarterly distribution of $0.39 per unit for the third quarter of 2014 that was paid on November 12, 2014 to all unitholders on record as of November 5, 2014.

(6)
Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the nine month periods ended September 30, 2014 and 2013 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Nine months ended September 30,
	2014	2013
(In thousands of Dollars, except as otherwise stated)
Voyage revenues	$70,713	$64,002
Voyage expenses (1)	(1,544)	(1,238)
Time charter equivalent revenues	69,169	62,764
Available days (3)	924	819
Time charter equivalent (TCE) rate (in U.S Dollars)	$74,858	$76,635

(7)
We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Nine months ended September 30,
Reconciliation to Net Income	2014	2013
Net Income	$35,241	$34,606
Net interest and finance costs (1)	7,371	6,799
Depreciation	11,721	10,156
Non- recurring expense from accelerated time charter amortization	908	—
Charter hire amortization	813	(4,341)
Adjusted EBITDA	$56,054	$47,220

(1)	Includes interest and finance costs and interest income, if any

Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•
Number of Vessels in Our Fleet. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. As of September 30, 2014, our Fleet consisted of the three LNG carriers we acquired from our Sponsor in connection with the closing of our IPO and the two 2013-built additional LNG carriers we acquired from our Sponsor in June and September 2014, respectively;

•
Charter Rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future.;

•
Utilization of Our Fleet. In the periods ended September 30, 2014 and December 31, 2013 our fleet utilization was 100%. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our fleet changes, our financial results would be affected;

•
The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•
The timely delivery of the Optional Vessels (two of which are currently under construction, one of which was delivered in 2013 and two of which were delivered in June and August 2014) to our Sponsor and our ability to exercise the options to purchase the remaining five Optional Vessels;

•	The timely delivery of the vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer’s obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and complete the deliveries of the Optional Vessels under construction;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer’s requirements;
•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense and the timing of required payments of principal;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer’s right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterer’s ability to make charter payments to us; and
•	The level of any distribution on our common, subordinated and general partner units.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Time Charter Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire.
Off-hire (Including Commercial Waiting Time). When a vessel is “off-hire”—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.

Available Days. Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.
Average Number of Vessels. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

Fleet utilization. We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry-docking such as spare parts, port dues, tugs, service engineer attendance etc.
Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar, and may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.
Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which dry-docking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and dry-docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred.
Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. Vessel residual value is estimated as 12% of the initial vessel cost and represents Management’s best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.
Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing credit facility and Notes which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt instruments, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see “—Our Borrowing Activities” section below.

Results of Operations

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

Voyage revenues

Total voyage revenues increased by 10.5%, or $6.7 million, to $70.7 million during the nine months ended September 30, 2014, from $64.0 million in the corresponding period of 2013. The increase in voyage revenues is attributed to the partial operation during the current period of the Arctic Aurora and the Yenisei River, the two 2013 built 155,000 cbm ice class LNG carriers that we acquired from our Sponsor on June 23, 2014 and September 25, 2014, respectively.

Voyage revenue on cash basis (adjusted for charter hire amortization), increased by $12.8 million or 21.4%, to $72.4 million in the nine months ended September 30, 2014 compared to $59.7 million in the same period of 2013. Apart from the acquisitions above discussed, a contributing factor to this significant increase was also the fact that one or our LNG carriers, the Clean Force, earned higher revenues on a cash basis during the nine months ended September 30, 2014 under its’ existing time charter in relation to those earned in the compared period.

Voyage expenses- including voyage expenses to related party

Consistent with the increase in voyage revenues and for the exact same attributes, our voyage expenses, (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager in compensation for its’ commercial services) increased from $1.2 million during the nine months ended September 30, 2013 to $1.5 million in the current nine month period, or 24.7%.

Vessel operating expenses

Vessel operating expenses amounted to $11.2 million or $12,138 per LNG carrier per day in the nine-months ended September 30, 2014, compared to $9.1 million or $11,065 per LNG carrier per day in the nine months ended September 30, 2013. The increase in operating expenses during the current period mainly reflects the partial operation of the two LNG carriers recently acquired from our Sponsor on June 23, 2014 and September 25, 2014, discussed above, and slightly increased operational costs.

General and Administrative Expenses

During the nine months ended September 30, 2014, we incurred $1.4 million of general and administrative costs versus $0.1 million in the corresponding period of 2013. The $1.3 million increase is mainly due to additional fees and expenses as a result of being a public company since November 2013.

Management fees- related party
For the nine month periods ended September 30, 2014 and 2013, management fees paid to our Manager were approximately $2.4 million and $2.0 million, respectively. This 16.3% increase in management fees reflects the additional 106 days compensation charged by our Manager in relation with the two LNG carriers recently acquired from our Sponsor as well as the 3% annual increase in the daily management fee of our Fleet (from $2,500 to 2,575 per vessel per day) as per the terms of our management agreements in relation to the daily management fee charged in the compared period.
Depreciation
Depreciation expense increased by $1.6 million, or 15.4%, to $11.7 million during the nine months ended September 30, 2014, compared to $10.2 million in the corresponding period of 2013, the increase being exclusively attributable to the fleet expansion we materialized in the current period, following the two LNG carriers recently acquired from our Sponsor.

Interest and finance costs
For the nine months ended September 30, 2014 and 2013 interest and finance costs were $7.5 million and $6.8 million, respectively. Despite the fact that weighted average outstanding indebtedness stood at significantly lower levels in the current period compared to the prior period in 2013 (from $362.2 million during the nine months ended September 30, 2013 to $272.2 million during the nine months ended September 30, 2014), the increase in the weighted average interest rate from 2.3% in the compared period to 3.3% in the current nine month period and the approximate $0.4 million of commitment fees we incurred in connection with our existing and previous credit facilities, counterbalanced such effect and caused a further approximate $0.7 million, or 10.8%, increase in current period’s interest and finance costs.

Recent Accounting Pronouncements

There are no recent accounting pronouncements in 2014, whose adoption would have a material impact on our consolidated financial statements in the current year or are expected to have a material impact in future years.

Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2013. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 25, 2014.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, our $30.0 Million Revolving Credit Facility with our Sponsor and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding potential investments (including the equity portion of investments in the Optional Vessels or other third party acquisitions), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments since July 2012, when all of our swaps matured.

As of September 30, 2014, we had cash of $35.1 million (comprised of $11.1 million of cash and cash equivalents and $24.0 million of restricted cash). Our available liquidity of $65.1 million as of September 30, 2014 includes our reported cash of $35.1 million and the $30.0 million borrowing capacity under our Sponsor facility.

During the nine months ended September 30, 2014, we generated net cash from operating activities of $55.8 million, compared to $36.4 million in the same period in 2013, which is the effect of (i) higher revenues earned on a cash basis on one of our fleet vessels in relation to the nine month period ended September 30, 2013, (ii) the fleet increase resultant from the acquisition of the Arctic Aurora and the Yenisei River in the second and third quarters of 2014 and (iii) other operating assets and liabilities variations between compared periods.
On June 11, 2014, we completed our underwritten follow on public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised in full their option to purchase an additional 720,000 common units at the same public offering price. The proceeds of the offering were used to finance a portion of the purchase price of the Arctic Aurora and its related charter, the 2013 built ice class LNG carrier we acquired from our Sponsor on June 23, 2014 — see “Overview” section.

On June 19, 2014, we entered into the 2014 Credit Facility with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, to refinance all of our outstanding indebtedness at that time and to fund a portion of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, Ob River, Clean Energy and Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly payments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021. As at September 30, 2014, we had $330.0 million of principal amount outstanding under the 2014 Credit Facility.

On September 15, 2014, we completed the underwritten public offering of the Notes. The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on October 30, January 30, April 30 and July 30 of each year.  The net proceeds from the Notes offering were used to finance the majority of the acquisition price of the Yenisei River, the 2013 built ice class LNG carrier and its charter, which we acquired from our Sponsor on September 25, 2014 — see “Overview” section.
As of September 30, 2014, we had $580.0 million of outstanding indebtedness under our 2014 Credit Facility and the Notes as well as $30.0 million of available borrowing capacity under our revolving credit facility with our Sponsor, and we were in compliance with all of the covenants contained in the related agreements.
We may exercise our options under the Omnibus Agreements to purchase the Optional Vessels at any time during the 24 months following their delivery. To the extent we exercise any of these options, we will incur additional payment obligations. As of the date of this report, we have not secured any other financing in connection with the potential acquisition of the Optional Vessels since it is uncertain if and when such purchase options will be exercised.
Based on our fixed-rate charters, we anticipate that we will internally generate sufficient cash from operations to fund the operations of our fleet, including the normal working capital requirements, and make at least the minimum quarterly distribution in accordance with our Partnership Agreement.
Estimated Maintenance and Replacement Capital Expenditures
Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $14.4 million per year, which is composed of $3.4 million for drydocking and $10.9 million, including financing costs, for replacing our vessels at the end of their useful lives. The $10.9 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, time charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Our Borrowing Activities
For information relating to our secured and unsecured debt, please see Note 6 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2013 as filed with the Commission on March 25, 2014 and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Distributions
On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013, which amounted to $5.2 million. On May 12, 2014, we paid a cash distribution for the first quarter of 2014 of $0.365 per unit, or $11.0 million, to all unitholders of record as of May 5, 2014. On August 12, 2014, consistent with prior distribution declarations, we paid the distribution for the second quarter of $13.0 million. On July 31, 2014, the Partnership’s Board of Directors approved the Management’s recommendation for an increase in the quarterly cash distribution paid to all classes of our unitholders of $0.025 per unit, which initially became effective with respect to our distribution for the third quarter of 2014. In this respect, on November 12, 2014, we paid quarterly cash distribution for the third quarter of 2014 of $0.39 per unit, or $13.9 million, representing a 6.8% increase over the Partnership’s minimum quarterly distribution of $0.365 per unit and which reflects the contribution to operating results for a full quarter of the 2013 built LNG carrier Arctic Aurora.
Cash Flows
The following table summarizes our net cash flows provided by/ (used in) operating, investing and financing activities and our cash and cash equivalents for the nine month periods ended September 30, 2014 and 2013:

	Nine months ended September 30,
	2014	2013
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$55,836	$36,394
Net cash used in investing activities	(404,448)	—
Net cash provided by (used in) financing activities	353,995	(25,732)
Cash and cash equivalents at beginning of period	5,677	—
Cash and cash equivalents at end of period	$11,060	$10,662

Operating Activities

Net cash provided by operating activities increased by $19.4 million, or 53.4%, for the nine months ended September 30, 2014, compared to $36.4 million for the same period in 2013. Such increase is primarily the effect of (i) higher revenues earned on a cash basis on one of our Fleet vessels in relation to the compared period, (ii) increase in Fleet unearned revenue by an approximate $7.3 million, (iii) increase in revenues resultant from the acquisition of the Arctic Aurora and the Yenisei River and their related charters from our Sponsor in the second and third quarters of 2014 and (iv) other operating assets and liabilities variations between compared periods.

Investing activities

Net cash used in investing activities was $404.5 million for the nine months ended September 30, 2014. Such increase supported our planned growth initiatives, as, on June 23, 2014 and September 25, 2014 we exercised the option granted to us as per the provisions of the Omnibus Agreement and acquired from our Sponsor two of the seven Optional Vessels, the Arctic Aurora and the Yenisei River, respectively. Within the context of these transactions, we acquired from our Sponsor the respective vessels and the related time charters for total consideration of $492.5 million. All of the other assets and liabilities relating to the Sponsor entities that own the vessels did not form part of the purchase price and were assumed by other Sponsor entities as the case may be. Both acquisitions from our Sponsor were regarded and accounted for as transactions between entities under common control with the amount in excess of their book value considered a preferential deemed dividend — see “Financing Activities” below.

Financing activities

Net cash provided by financing activities was $354.0 million for the nine months ended September 30, 2014, consisting mainly of funds inbound of $590.0 million resultant to our entering into the 2014 Credit Facility and the Notes —see “Liquidity and Capital Resources” and “Our Borrowing Activities," and $120.7 million cash inflow following the completion of our follow on public offering of 5,520,000 common units and the issuance of 5,526 general partner units on June 18, 2014, which were offset by (i) distributions paid during the period of $29.2 million —see “Distributions” above, (ii) preferential deemed dividend of $88.1 million —see “Investing activities” above, (iii) the full repayment of the outstanding balance of $214.1 million under our 2013 Credit Facility and the $10.0 million regular principal installments under our 2014 Credit Facility, (iv) the full repayment by an approximate $5.5 million of principal amounts due under our Sponsor facility, (v) the $2.0 million increase in restricted cash following the minimum liquidity restrictions imposed by our 2014 Credit facility  and (vi) the $7.8 million paid during the period in connection with fees related to our IPO that was concluded in November 2013 and deferred finance costs paid in connection with the 2014 Credit Facility and the Notes.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity as of September 30, 2014:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Dollars)
Long Term Debt (1)	$580,000	$20,000	$40,000	$40,000	$480,000
Interest on long term debt (1)	135,579	26,033	50,156	47,547	11,843
Management Fees & commissions payable to the Manager (2)	41,612	6,621	13,543	11,862	9,586
Executive Services fee (3)	2,796	677	1,354	765	-
Total	$759,987	$53,331	$105,053	$100,174	$501,429

(1)	As of September 30, 2014, we had outstanding indebtedness of $330.0 million under our 2014 Credit Facility and $250.0 under our Notes, maturing on October 2019 and March 2021, respectively. Apart from the Notes that bear interest from the date of the original issue until maturity at a rate of 6.25% per year, our long-term bank debt outstanding as of September 30, 2014, bears variable interest over LIBOR. The calculation of interest payments on our variable interest bearing securities has been made assuming interest rates based on the 3-month period LIBOR, the LIBOR specific to our facility as of September 30, 2014 and our applicable margin rate.
(2)	On December 21, 2012, we entered into new management agreements with the Manager effective from January 1, 2013 with an eight year term pursuant to which we agreed to pay a management fee of $2,500 per day with an annual increase of 3%, subject to further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner’s ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.
(3)	On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.2583, the EURO/USD exchange rate as of September 30, 2014 and does not include any incentive compensation which our Board of Directors may agree to pay.

DYNAGAS LNG PARTNERS LP

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of September 30, 2014 (Unaudited) and December 31, 2013
(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,060	$5,677
Trade receivables	—	190
Prepayments and other assets	623	283
Inventories	400	—
Deferred charges, current portion	426	—
Due from related party (Note 3 (a))	379	1,456

Total current assets	12,888	7,606

FIXED ASSETS, NET:
Vessels, net (Note 3(c) & Note 4)	845,984	453,175
Total fixed assets, net	845,984	453,175

OTHER NON CURRENT ASSETS:
Restricted cash (Note 5)	24,000	22,000
Deferred revenue	1,443	3,627
Deferred charges, net of current portion	7,466	1,652
Due from related party (Note 3(a))	1,125	675

Total assets	$892,906	$488,735

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt (Note 5)	$20,000	$—
Trade payables	2,534	3,743
Loan from related party (Note 3(b))	—	5,500
Due to related party (Note 3(a))	819	—
Accrued liabilities	2,017	1,041
Unearned revenue	9,719	4,619

Total current liabilities	35,089	14,903

Deferred revenue	1,585	2,048
Long—term debt, net of current portion (Note 5)	560,000	214,085

Total non-current liabilities	561,585	216,133

Commitments and contingencies (Note 7)	—	—

PARTNERS’ EQUITY:
Common unitholders: 20,505,000 units issued and outstanding as at September 30, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013 (Note 8)	303,893	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at September 30, 2014 and December 31, 2013 (Note 8)	(7,742)	74,580
General partner: 35,526 units issued and outstanding as at September 30, 2014 and 30,000 units issued and outstanding as at December 31, 2013 (Note 8)	81	150

Total partners’ equity	296,232	257,699

Total liabilities and partners’ equity	$892,906	$488,735
 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Income
For the nine month periods ended September 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Nine month period ended September 30
	2014	2013
REVENUES:
Voyage revenues	$70,713	$64,002
EXPENSES:
Voyage expenses	(640)	(497)
Voyage expenses-related party (Note 3(a))	(904)	(741)
Vessel operating expenses	(11,228)	(9,062)
General and administrative expenses (Note 3(d))	(1,388)	(106)
Management fees-related party (Note 3(a))	(2,382)	(2,048)
Depreciation (Note 4)	(11,721)	(10,156)

Operating income	$42,450	$41,392

OTHER INCOME/(EXPENSES):
Interest and finance costs (Notes 5 & 10)	(7,530)	(6,799)
Interest income	159	—
Other, net	162	13

Total other expenses	(7,209)	(6,786)

Partnership’s Net Income	$35,241	$34,606
Common unitholders’ interest in Net Income	$19,490	$10,716
Subordinated unitholders’ interest in Net Income	$15,716	$23,842
General Partner’s interest in Net Income	$35	$48
Earnings per unit, basic and diluted: (Note 9)
Common unit (basic and diluted)	$1.14	$1.59
Subordinated unit (basic and diluted)	$1.05	$1.59
General Partner unit (basic and diluted)	$1.10	$1.59
Weighted average number of units outstanding, basic and diluted: (Note 9)
Common units	17,108,077	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	32,125	30,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the nine month periods ended September 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars)

	Nine month period ended September 30,
	2014	2013
Cash flows from Operating Activities:
Net income:	$35,241	$34,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,721	10,156
Amortization of deferred financing fees	394	398
Deferred revenue	1,721	(4,341)
Changes in operating assets and liabilities:
Trade receivables	190	130
Prepayments and other assets	(340)	(339)
Inventories	(400)	—
Due from/to related party	1,465	215
Trade payables	295	(1,826)
Accrued liabilities	449	(449)
Unearned revenue	5,100	(2,156)

Net cash provided by Operating Activities	55,836	36,394

Cash flows from/(used in) Investing Activities:
Vessel Acquisitions	(404,448)	—
Net cash used in Investing Activities	(404,448)	—

Cash flows from/(used in) Financing Activities:
Decrease/(increase) in restricted cash	(2,000)	6,773
Payment of IPO issuance costs	(1,794)	—
Issuance of common units, net of issuance costs paid	120,577	—
Issuance of general partner units	126	—
Preferential deemed dividend (Notes 3(c) and 8)	(88,122)	—
Distributions paid	(29,155)	—
Proceeds from long-term debt	590,000	—
Repayment of long-term debt	(224,085)	(32,505)
Repayment of loan to related party	(5,500)	—
Payment of deferred finance fees	(6,052)	—

Net cash provided by/(used in) Financing Activities	353,995	(25,732)

Net increase in cash and cash equivalents	5,383	10,662
Cash and cash equivalents at beginning of the period	5,677	—

Cash and cash equivalents at end of the period	$11,060	$10,662

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.
Dynagas LNG Partners LP (“Dynagas Partners” or “The Partnership”) was incorporated as a limited Partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands as part of reorganization to acquire, directly or indirectly, the interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd, wholly owned subsidiaries of Dynagas Holding Ltd (“Dynagas Holding” or “the Sponsor” a Company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and his close family members, together the “Family”) through the ownership of 100% of the ownership interests in an intermediate holding company, Dynagas Equity Holding Ltd (“Dynagas Equity”).
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels and is the sole owner of all outstanding shares or units of the following subsidiaries:
(a)
Pegasus Shipholding S.A. ("Pegasus"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007.

(b)
Lance Shipping S.A. ("Lance"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)
Seacrown Maritime Ltd. ("Seacrown"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)
Fareastern Shipping Limited (“Fareastern”), a Maltese corporation that owns the Malta flag, 155,000 cubic meters in carrying capacity, class membrane, LNG carrier Arctic Aurora which was built and delivered to Fareastern in July 2013 (Note 3(c)).

(e)
Navajo Marine Limited (“Navajo”), a Marshall Islands corporation that owns the Marshall Islands flag, 155,000 cubic meters in carrying capacity, class membrane, LNG carrier Yenisei River which was built and delivered to Navajo in July 2013 (Note 3(c)).

(f)	Quinta Group Corp. ("Quinta"), a Nevis holding Company that owns all of the outstanding capital stock of Pegasus.
(g)	Pelta Holdings S.A. ("Pelta"), a Nevis holding Company that owns all of the outstanding capital stock of Lance.
(h)	Dynagas Equity Holdings Ltd ("Dynagas Equity"), a Liberian holding Company that owns all of the outstanding capital stock of Quinta, Pelta, Seacrown, Fareastern and Navajo.
(i)	Dynagas Operating GP LLC ("Dynagas Operating GP"), a Marshall Islands Limited Liability Company, in which the Partnership holds 100% membership interests.
(j)
Dynagas Operating LP ("Dynagas Operating"), a Marshall Islands limited partnership in which the Partnership has 100% percentage interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating GP.

(k)
Dynagas Finance Inc, (“Dynagas Finance”) a Marshall Islands Company established on August 6, 2014, in which the Partnership holds 100% membership interests and which has nominal assets and its activities are limited to co-issuing the Notes discussed under Note 5 and engaging in other activities incidental thereto.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1.	Basis of Presentation and General Information (continued):
Dynagas Equity was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of Pegasus (through the ownership of all issued and outstanding common stock of Quinta), Lance (through the ownership of all issued and outstanding common stock of Pelta) and Seacrown.

On October 29, 2013, the Family transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange of a) 6,735,000 of Dynagas Partners’ common units, b) 14,985,000 subordinated units and c) 30,000 general partner units, issued to Dynagas GP LLC (the  “General Partner”), a wholly owned subsidiary of Dynagas Holding. On November 18 2013, the Partnership and the Sponsor offered to the public 8,250,000 and 4,250,000 common units respectively, successfully completing Partnership’s initial public offering (the “IPO” or the “Offering”) on the NASDAQ Global Select Market, whereas, on December 5, 2013, the Sponsor offered an additional 1,875,000 units in connection with the underwriters’ exercise of their over-allotment option. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies were consolidated for all periods presented.
At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding that provides the Partnership the right to purchase LNG carrier vessels from the Sponsor at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and ii) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes (Note 3(b)).

On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 units at $22.79 per unit, including 720,000 common units simultaneously offered pursuant to the underwriters’ exercise of their over-allotment option. As of September 30, 2014, Dynagas Holding owns 44.0% of the equity interests in Dynagas Partners, including the 0.1% General Partner interest.

On June 23, 2014, the Partnership acquired 100% of the ownership interests in the entity that owns and operates the 2013 built ice class liquefied natural gas carrier Arctic Aurora from Dynagas Holding, the Partnership’s Sponsor, for a total consideration of $235.0 million. On September 25, 2014, the Partnership acquired 100% of the ownership interests in the entity that owns and operates the 2013 built ice class liquefied natural gas carrier Yenisei River from Dynagas Holding for a total consideration of $257.5 million (Note 3(c)).
The technical, administrative and commercial management of the Partnership’s vessels is performed by Dynagas Ltd. (the “Manager”), a related company, wholly owned by the Partnership’s Chairman of the Board of Directors (Note 3(a)).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or “SEC”) for interim financial reporting. The unaudited interim consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, on the basis of the reorganization referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1.	Basis of Presentation and General Information (continued):

These financial statements and accompanying notes should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2013 and footnotes thereto included in its Annual Report on Form 20-F, filed with the SEC on March 25, 2014. In the opinion of the Partnership’s management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements for the periods presented.

2.            Significant Accounting Policies:
A summary of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 25, 2014. There have been no material changes to these policies in the nine month period ended September 30, 2014.
During the nine month periods ended September 30, 2014 and 2013, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	September 30, 2014	September 30, 2013
A	56%	60%
B	33%	40%

C	11%	—%
	100%	100%
3.	Transactions with related parties:
(a)            Dynagas Ltd.

Dynagas Ltd. (or the “Manager”), is a Company beneficially owned by the Partnership’s Chairman. With effect from January 1, 2013, following the expiration of its previous agreements, the Manager entered into an eight year term separate management agreement with each vessel-owning entity of the Partnership in order to provide technical and administrative management services to the Partnership in exchange for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees will be adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the conflicts committee. As of September 30, 2014, and 2013 each vessel was charged the basic daily management fee of $2.6 and $2.5, respectively. The management agreements also provide for: (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. The agreements will terminate automatically after a change of control of the owners and/or of the owner’s ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager.

Fees charged for the nine month periods ended September 30, 2014 and 2013 for technical and administrative services under the agreement amounted to $2,382 and $2,048, respectively, and are separately reflected as Management fees-related party in the accompanying unaudited interim consolidated statements of income. During the nine month periods ended September 30, 2014 and 2013, the Partnership

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3.	Transactions with related parties (continued):

further incurred $904 and $741, respectively, in connection with the commercial services under the agreement, which are separately reflected as Voyage expenses-related party in the accompanying unaudited interim consolidated statements of income. As of September 30, 2014, $246 was due to the Manager in connection with the management agreements which are included in Current Liabilities, Due to related party in the accompanying consolidated balance sheet.  As of September 30, 2014, and December 31, 2013, the Partnership had granted to the Manager working capital advances of $379 and $1,456, respectively, which are separately reflected in Current Assets, Due from related party in the accompanying consolidated balance sheets. The management agreements also provide for an advance equal to three months daily management fee.
In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of September 30, 2014 and December 31, 2013 amounted to $1,125 and $675, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
(b)	Loan from related party
On November 18, 2013, concurrently with the completion of its initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, Dynagas Holding, with an original term of five years from the closing date, to be used for general Partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million were drawn down under the facility, which are separately reflected in Current Liabilities, Loan from related party in the accompanying consolidated balance sheets. In January 2014, the total amount drawn under the respective facility was repaid. No amounts were drawn under the respective facility since then.
(c)	Omnibus Agreement –Vessel acquisitions from our Sponsor

On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the “Omnibus Agreement”) to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership’s options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor’s provisions of certain indemnities to the Partnership.  On April 17, 2014 and September 22, 2014, the Partnership entered into two separate Share Purchase Agreements to purchase from its Sponsor 100% of the ownership interests in the entities that own and operate the Arctic Aurora and the Yenisei River, two sister 2013 built ice class liquefied natural gas carriers, for an aggregate purchase price of $492.5 million. On June 23, 2014 and September 25, 2014, within the context of these transactions, the Partnership completed the acquisition of the respective vessels and the related time charters. All of the other assets and liabilities relating to the Sponsor entities that own the respective vessels did not form part of the purchase price and remained with the seller. The purchase price related to the Arctic Aurora acquisition was financed with a portion of the proceeds drawn under a new $340.0 million senior secured revolving credit facility (Note 5) and the net proceeds from a follow on common units public offering contemplated in June 2014 (Note 8), whereas, the Yenisei River acquisition was funded at its greatest extent with the net proceeds of a $250.0 million Senior Unsecured Notes offering completed on September 15, 2014 (Note 5) and cash on hand.  Both acquisitions from our Sponsor were similarly accounted for as transactions between entities under common control with the amount in excess of the vessel book value aggregating $88.1 million considered a preferential deemed dividend (Note 8).

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3.	Transactions with related parties (continued):

(d)	Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538,000 per annum, payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the nine month period ended September 30, 2014, the Partnership incurred $634 in connection with this agreement which is included in General and Administrative expenses in the unaudited interim consolidated statements of income. Up to September 30, 2014, an approximate $412 remained unsettled under the agreement which is reflected in Current Liabilities as Due to related party in the accompanying September 30, 2014 consolidated balance sheet.
4.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2013	$540,454	$(87,279)	$453,175
—Acquisitions (Note 3(c))	404,530		404,530
—Depreciation	—	(11,721)	(11,721)
Balance September 30, 2014	$944,984	$(99,000)	$845,984

As of September 30, 2014, apart from the Yenisei River, the remainder of the Partnership’s fleet was first priority mortgaged as collateral to secure the New $340.0 million Credit Suisse Revolving Credit Facility discussed in Note 5.

5.	Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Debt instruments	Borrowers-Issuers	September 30, 2014	December 31, 2013

$262.1 Million Credit Suisse credit facility	Pegasus-Lance-Seacrown	—	214,085
$340.0 Million Credit Suisse credit facility	Pegasus-Lance-Seacrown-Fareastern	330,000	—
$250.0 Million Senior Unsecured Notes	Dynagas LNG Partners LP – Dynagas Finance Inc.	250,000
Total		$580,000	$214,085
Less current portion		$20,000	$—

Long-term portion		$560,000	$214,085

$262.1 million Credit Suisse Senior Secured Revolving Credit Facility:

On November 14, 2013, the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the “Revolving Credit Facility” or “Facility”) with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing indebtedness of $346.1 that was outstanding on November 18, 2013, soon after the successful completion of the Partnership’s IPO. Of this amount,

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5.	Long-Term Debt (continued):

$214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in Note 8, was used to fully repay the then outstanding principal and interest of the three loans outstanding at that time. The Revolving Credit Facility was guaranteed by the Partnership and was secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the OB River and the Clean Energy and bore interest at LIBOR plus margin. The amount available under the Facility would be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter ending on June 30, 2017. On June 23, 2014, the then outstanding balance of $214.1 million due under respective facility was fully repaid from the proceeds of a new senior secured credit facility concluded on June 19, 2014, discussed below.

New $340 million Credit Suisse Senior Secured Revolving Credit Facility:

On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a new Senior Secured Revolving Credit Facility (the “New Facility”) with an affiliate of Credit Suisse for $340.0 million to refinance the $214.1 million outstanding under the Revolving Credit Facility and to fund a portion of the purchase price for the Arctic Aurora acquisition. On June 23, 2014, the Partnership drew down in full the amount available under the respective facility, a part of which, along with the net proceeds from the follow on public common units offering (Note 8), was utilized to fund the acquisition of the Arctic Aurora (Note 3(c)).  The remainder of the amount drawn under the facility was used to fully repay the then outstanding principal and interest of the Revolving Credit Facility. The New Facility is guaranteed by the Partnership, Dynagas Equity Holding Ltd. and Dynagas Operating LP and is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the OB River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.

The New Facility contains financial and other covenants similar to those of the refinanced facility that require the Partnership to:
•	maintain total consolidated liabilities of less than 65% of the Partnership’s consolidated market value adjusted total assets
•	maintain an interest coverage ratio of at least 3.0 times
•	maintain minimum liquidity equal to at least $24.0 million
•	employ at least three vessels in the fleet on charters with a minimum initial term of at least three years at above breakeven costs and
•	maintain a hull cover ratio, being the ratio of the aggregate of the vessels’ market values and the net realizable value of any additional security over the outstanding amount of the facility, no less than 130%
In addition, during the security period, the Sponsor, will be required to own, directly or indirectly, at least 30% of the outstanding voting interests of the Partnership (which shall include common and subordinated units of the Partnership) and 100% of the outstanding voting interests and limited liability company interests in the General Partner. Finally, the New Facility similarly restricts the Partnership from paying any distributions if an event of default occurs.
$250 Million Senior Unsecured Notes due 2019
On September 15, 2014 the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019 (the “Notes”) with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. On September 25, 2014,

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5.	Long-Term Debt (continued):
consistent with their intended use, the net proceeds resultant from this offering of approximately $244.9 million along with cash on hand funded the entire purchase price of the Yenisei River (Note 3(c)). The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

The Notes contain financial covenants that require the Partnership to:

•	maintain aggregate free liquidity of at least $20.0 million
•	the ratio of total borrowings to total assets expressed as a percentage shall not exceed 75%
•	maintain minimum net worth of no less than $250.0 million

On terms similar with the New Facility, the Notes restrict the Partnership from declaring or making any distributions if an event of default occurs.
The annual principal payments for the outstanding bank debt as of September 30, 2014 required to be made after the balance sheet date were as follows:

Period/ Year ending December 31,	Amount
2014 (period)	$5,000
2015	20,000
2016	20,000
2017	20,000
2018	20,000
2019 and thereafter	495,000

$580,000
The Partnership’s weighted average interest rate on its long-term debt for the nine month periods ended September 30, 2014 and 2013 was 3.3% and 2.3%, respectively.
Total interest incurred on long-term debt for the nine month periods ended September 30, 2014 and 2013 amounted to $6,749 and $6,392, respectively, and, is included in Interest and finance costs (Note 10) in the accompanying unaudited interim consolidated statements of income.
As of September 30, 2014, the Partnership had no unused borrowing capacity under the New Facility. As of September 30, 2014, the Partnership incurred $360 of commitment fees in connection with the undrawn amounts under the refinanced and the new Credit Suisse facilities.
6.	Fair Value Measurements:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans and restricted cash approximate the recorded values due to the variable interest rates payable. The Notes have a fixed rate, and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market), is approximately $249.4 million as of September 30, 2014 compared to its carrying value of $250.0 million. The fair value of loan from related party as of December 31, 2013 is not practicable to be estimated due to the absence of the fixed repayment terms. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $829 as of September 30, 2014 compared to its’ carrying value of $1,125. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

6.	Fair Value Measurements (continued):
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market        data.
Level 3: Unobservable inputs that are not corroborated by market data.

7.	Commitments and Contingencies:

(a)	Long-term time charters:

On April 17, 2014, the Partnership entered into a new 13-year time-charter contract with Gazprom Marketing & Trading Singapore Pte. Ltd (“Gazprom”) for the Clean Force. In addition, the Partnership entered into an agreement with BG Group Plc., the current charterer of the Clean Force, to amend, at no cost to the Partnership, the expiration date of the current time-charter contract from the third quarter of 2016 to July 2015, at which time the new Gazprom contract will take effect. Following the conclusion of the new Gazprom charter and the acceleration of the current charter with BG Group, the Partnership incurred one off non-cash charges of $908 that are presented contra to voyage revenues in the accompanying unaudited interim consolidated statement of income as of September 30, 2014.
The Partnership’s future minimum contractual charter revenues under its non-cancelable long-term time charter contracts as of September 30, 2014, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Period/Year ending December 31,	Amount
2014 (period)	$36,662
2015	145,611
2016	147,114
2017	115,821
2018	56,893
Thereafter	225,023
$727,124

(b)	Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership accrues for the cost of environmental

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

7.	Commitments and Contingencies (continued):

liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c)	Technical and Commercial Management Agreement:

As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $9,089. For administrative and technical management fees the Partnership currently pays a daily management fee of $2.6 per vessel (Note 3(a)). Such management fees for the period from October 1, 2014 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $32,523 and are analyzed as follows:

Period/Year ending December 31,	Amount
2014 (period)	$1,185
2015	4,840
2016	4,999
2017	5,135
2018	5,289
Thereafter	11,075

$32,523

8.	Partners’ Equity:
a)  Issuance of units: As described in Note 1, on October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a Company owned and controlled by Dynagas Holding Ltd, 30,000 General Partner Units and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Partnership’s distributable cash; in exchange for their beneficial ownership interest in the predecessor companies. The unit and per unit data included in the accompanying unaudited interim condensed consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented.

b)  Initial Public Offering: On November 18, 2013, the Partnership completed its initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Market and raised gross proceeds of $148.5 million. The net IPO proceeds amounted to$136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million. The IPO expenditures were fully settled up to September 30, 2014. Concurrently with the sale of the Partnership’s common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8.	Partners’ Equity (continued):

c)  Follow-on offering: On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 common units, including the full exercise of the underwriters’ over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.5 million, after deducting the underwriting discount of $4.7 million and offering expenses incurred up to September 30, 2014 of $0.6 million and were used to fund the acquisition of the Arctic Aurora (Note 3(c)). As of September 30, 2014, the Partnership settled $0.5 million of these offering expenses. Simultaneously with the closing of this offering, the Partnership issued $5,526 General Partner units to the Sponsor to allow it to maintain its 0.1% general partner interest for which the Partnership received $126.
d)  Distributions and preferential deemed dividend: The partnership agreement of the Partnership provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:
•	first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters
•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and
•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount

Thereafter, the percentage allocations of the additional available cash from operating surplus among the unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are as follows:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution.

There were no distributions to the partners during the year ended December 31, 2013. On February 14, 2014 the Partnership paid a cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the Offering closing date through December 31, 2013, which amounted to $5.2 million, to all unitholders on record as of February 10, 2014, pursuant to a decision taken by the Board of Directors on January 31, 2014. On April 24, 2014 the Partnership’s Board of Directors, approved its cash distribution for the three month period ended March 31, 2014 of $0.365 per unit, or $11.0 million, which was paid on May 12, 2014, to all unitholders of record as of May 5, 2014. On July 21, 2014 the Partnership’s Board of Directors further approved its cash distribution for the six month period ended June 30, 2014 of $0.365 per unit, or $13.0 million, which was paid on August 12, 2014, to all unitholders of record as of August 5, 2014. On July 31, 2014, the Partnership’s Board of Directors approved the Management’s recommendation

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8.	Partners’ Equity (continued):

for an increase in the quarterly cash distribution paid to common, subordinated and General Partner unitholders of $0.025 per unit (an annualized increase of $0.10 per unit), which will initially become effective for the Partnership’s distribution with respect to the quarter ending September 30, 2014 (Note 11).

In addition, upon acquisition from the Partneship’s Sponsor of the Arctic Aurora and the Yenisei River, the purchase price in excess of the vessels’ book value at the date of each transaction, aggregating to $88.1 million, was considered a preferential deemed dividend to the Sponsor and was allocated to Partner’s equity in accordance with the number of units held by the Sponsor.
9.	Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income for each period to each class of units. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners’ partnership agreement, as generally prescribed in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.
The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings.
The calculations of the basic and diluted earnings per unit, allocated to each class of partnership interests based on the number of units held by each class of unit holders, are presented below:
Nine months ended September 30, 2014

	Unitholders
	General Partner	Common	Subordinated
Net income	$35	$19,490	$15,716
Earnings per unit basic and diluted	$1.10	$1.14	$1.05
Weighted average number of units outstanding, basic and diluted	32,125	17,108,077	14,985,000
Nine months ended September 30, 2013

	Unitholders
	General Partner	Common	Subordinated
Net income	$48	$10,716	$23,842
Earnings per unit basic and diluted	$1.59	$1.59	$1.59
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000
10.	Interest and Finance Costs:
The amounts in the accompanying unaudited interim consolidated statements of income are analyzed as follows:
	Nine months ended September 30,
	2014	2013
Interest expense (Note 5)	$6,749	$	$ 6,392
Amortization of deferred financing fees	394		398
Commitment fees (Note 5)	360		-

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 September 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

10.	Interest and Finance Costs (continued):

Other	27	9
Total	$7,530	$6,799
11.	Subsequent Events:

On October 20, 2014 the Partnership’s Board of Directors approved its increased cash distribution over the Partnership’s Minimum Quarterly Distribution of $0.365 for the quarter ended September 30, 2014 of $0.39 per unit, or $13.9 million, which was paid on November 12, 2014, to all unitholders of record as of November 5, 2014.